July 6, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:

Wellness Center USA, Inc.

Amended Registration Statement on Form S-1

Filed July 6, 2011

File No. 333-173216

Dear Mr. Riedler,

On behalf of Wellness Center USA, Inc. (the “Company” or “Wellness Center”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 27, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisers, as the context may require.

General

2.

Please update the discussion in your prospectus to the most recent date practicable.

Response:

We have updated the discussion in the prospectus to the most recent practical date.

Prospectus Cover Page

3.

Please revise the reference to possible trading on the OTC Bulletin Board to simply state whether you expect to apply for inclusion in the quotation service or, if true, that you have applied for such inclusion. Please delete the current language pertaining to the reasons a market may not develop to simply state that public trading in your common stock may never materialize. In addition, until your application is approved, the disclosure should indicate that you have not received approval of your application.

Response:

We have revised the reference on the cover page to the simplified language noted above.

Prospectus Summary, page 1

4.

We note the apparent misplaced words "Item 501of Regulation S-K (Section 229.501 of this Chapter)." Please revise the disclosure to delete the apparent misplaced language.

Response:

We have deleted the misplaced text.

Our Business, page 1

5.

We note the statement that as of the date of the prospectus you had $4818 in cash. Please confirm whether this is the amount of cash you had as of December 31, 2010 or March 30, 2011.

Response:

We have updated the statement to specifically confirm our cash on hand as March 31, 2011.

6.

Please reconcile your available cash with your estimated offering expenses of approximately $35,000.

Response:

We have provided additional disclosure to reconcile how the Company can meet the estimated offering expenses in light of the our available cash.

7.

Please expand the discussion to briefly explain why you do not expect any revenues for at least one year after the registration statement is effective.

Response:

We have expanded the discussion to briefly explain why we do not expect any revenues for at least one year after effectiveness of our registration statement.

Common Stock Outstanding and Related Shareholder Matters, page 1

8.

Please identify ''the founder" you are referring to in this section.

Response:

We have updated our disclosure to identify the founder as Andrew J. Kandalepas.

9.

Please expand the discussion relative to the sale of common stock to state the specific price per share for each described offering.

Response:

The discussion has been expanded to note the specific price per share for each described offering.

Terms of the Offering, page 2

10.

Please revise the discussion to state the selling shareholders will offer the shares at $0.25 per share until a trading market for the shares develops, at which time the shares will be sold at market price.

Response:

We have updated the Terms of the Offering to state that the selling security holders will offer the shares at $ 0.25 per share until a trading market for the shares develops, at which time the shares will be sold at market price.

Risk Factors - General

11.

Please expand the risk factor section to include in the forefront of this section risk factors  specifically addressing:

•

the extent of your business development;

•

your accountant's going concern opinion;

•

the need for additional capital;

•

dilution as a result such capital raising efforts; and

•

the lack of independent directors and related corporate governance issues and potential risks to shareholders.

Response:

We have expanded risk factor section to address each of the matters outlined above.

"We may incur product liability claims...," page 5

12.

Since you are apparently not engaged in any current activities, it appears to be inappropriate to characterize yourself as "a retailer, formulator and manufacturer..." Please revise the discussion to state "if we were to become a retailer, formulator and manufacturer… " or similar language. The discussion in this risk factor and throughout the prospectus should clearly differentiate between your current status and what your hopes or plans are for the future.

Response:

We have substantially revised the discussion in the risk factors and throughout the prospectus to distinguish between our current status and what are plans for the future.

13.

Please expand the discussion to state whether you currently have any product liability insurance and the amount of coverage, if any. If material, please disclose the premium payment for such coverage.

Response:

We have expanded the discussion to state that we do not have any product liability coverage.

"Unfavorable publicity or consumer acceptance of our products...," page 5

14.

Please revise the first sentence of this risk factor to state "If we were to become an operating company we will be highly dependent upon consumer acceptance...."

Response:

We have revised the opening sentence accordingly.

"If we lose or are unable to obtain key personnel. ..," page 5

15.

Please revise the discussion to identify your sole executive officer and to clarify you currently have no employees. In this regard, it appears you are currently wholly dependent upon your sole officer. Accordingly, please revise the discussion in this risk factor and throughout the prospectus to use the singular rather than the plural form when referring to officers and not to refer to any employees, key or otherwise.

Response:

We have revised the discussion in this risk factor and throughout the entire prospectus to use the singular form when referring to our officers and have removed references to employees.

"An unexpected interruption or shortage in the supply...," page 5

16.

The reference to contract manufacturers may imply you currently have contractors manufacturing your products. Please revise the introductory language in the first sentence to state "To the extent we engage in relationships with contract manufacturers in the future...."

Response:

We have revised the introductory language in the first sentence to clarify we currently do not have contractors.

"If we experience product recalls, we may incur significant and unexpected costs...," page 6

17.

Please revise the introductory language in the first sentence to state "To the extent we engage in product sales in the future we ...."

Response:

We have revised the opening sentence accordingly.

"We operate in a highly competitive industry....," page 8

18.

Please revise the subheading to state "We plan to operate in a highly competitive industry...." In addition, please revise the discussion to clarify that you do not currently have manufacturing operations.

Response:

We have revised the subheading, as well as, expanded the discussion to clarify that we currently do not have manufacturing operations.

"Our failure to efficiently respond to changing consumer preferences...," page 8

19.

Please revise the first sentence to state "If we become successful our continued success will depend, in part ...."

Response:

We have revised the opening sentence accordingly.

"No market currently exists for our securities...." page 8

20.

Please expand the discussion to briefly describe the required criteria and the extent you presently satisfy such criteria, if at all.

Response:

We have expanded the discussion to described the required criteria and our present ability to satisfy such criteria.

21.

Please expand the discussion concerning the illiquidity of OTC traded securities to present a more balanced presentation. For example, you attribute the illiquidity of the market to an absence of a national market quotation system. You have not addressed the extent to which, generally, capitalization, investor perception and interest, revenues, earnings, etc. may impact the liquidity of a particular security.

Response:

We have amended this section to discuss the illiquidity in the following more balanced manner:

"If our shares of common stock are actively traded.. _,"page 8

22.

Please revise the subheading to briefly describe the risk you discuss in the risk factor itself.

Response:

We have revised the subheading accordingly.

"We will incur ongoing costs and expenses for SEC reporting...," page 8

23.

Please expand the discussion to quantify the additional expenses you expect to incur as a public company.

Response:

We have expanded the discussion to quantify the additional expenses.

Determination of Offering Price, page 10

24.

Please revise the discussion to indicate the offering price of the shares of common stock was not determined by the price of the common stock that was sold to our security holders.

Response:

We have revised the discussion accordingly.

25.

The discussion in this section should be consistent with the similar discussion appearing elsewhere in the prospectus. Accordingly, please revise the discussion to disclose the fixed offering price per share of common stock until such time as a market for the common stock develops at which time the common stock will be sold at prevailing market prices.

Response:

The discussion in the section has been revised and made consistent with similar discussions elsewhere.

Dilution. page 10

26.

Please expand the discussion to include the information requested by Item 506 of Regulation S-K. In this regard, we note the disparity between the offering price and the price paid by the selling officers, directors and promoters.

Response:

We have expanded the discussion to include the information requested by Item 506 of Regulation S-K.

Selling Security Holders, page 11

27.

Please provide footnote disclosure of the natural person with voting or investment power over the securities held by Woodrock Capital Partners and Presidents Corporate Group.

Response:

We have provided footnote disclosure with respect to Woodrock Capital Partners. Our agreement with Presidents Corporate Group has been terminated, and under the terms of the termination, shares held by Presidents have been cancelled. Therefore, we believe there is no need for further disclosure as to Presidents.

Description of Business, page 16

28.

Please expand the discussion to include a description of the general development of your business during the past five years or since inception. The discussion should be limited to whatever transactions you have accomplished or activities in which you have actually engaged.

Response:

We have expanded the description of business to include the description noted above.

29.

The descriptions of your business in the forepart of the prospectus and the notes to the financial statements are inconsistent with the discussion elsewhere in the prospectus. For example, on page 1 you state you have no revenues, have not begun operations, have no employees, and do not expect to commence earning revenues for at least one year after the registration statement is declared effective. In addition, Note 2 to the Financial Statements dated December 31, 2010 states "The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced." However, the discussion on page 16 contains the following statements:

•

WELLNESS CENTER USA, INC. (WCU or the Company) is doing business as an online sports supplement and nutrition store....;

•

The Company focuses its products through the branding of Amino and in investing with on-going projects....;

•

The products sold through Amino Factory are significantly different. ...; and

•

...., we then process the order in our factory and ship to the customer within seven days.

Please revise the disclosure on pages 16-23 to eliminate the suggestion that you perform activities related to the sale, manufacture or distribution of products if this is not the actual status of your operations. Please note that we will not provide further comment on this section of the prospectus until you have filed an amendment that substantially revises the disclosure in this section.

Response:

We have revised the discussion original found in pages 16-23 and throughout to be consistent with a development stage company as stated in the “Description of Business” section.

Market for Common Equity and Other Related Stockholder Matters, page 23

30.

Please disclose the approximate number of holders of each class of your common equity as of the latest practicable date.

Response:

Please note that we have disclosed that as of June 30, 2011, we have a total of 17 holders of common shares, including the Company’s officer/director and its two other directors. No other classes of stock have been issued.

Financial Statements

General

31.

It appears that your financial statements are not presented in the proper order in the registration statement and should go after MD&A. We note that the page number prior to the financial statements section is page 24 and MD&A which follows the financial statements starts on page 25.

Response:

Please note the financials have been added at the end of the prospectus before the beginning of Part II of the registration statement.

32.

In the event of a delay, please update your financial statements as required by Item 8-08 of Regulation S-X.

Response:

Please note the Company updated its financial statements to the interim period ended March 31, 2011, as required by Item 8-08 of Regulation S-X.

Notes to Financial Statements

Note 2 - Summary of Significant accounting Policies

Stock-based compensation for obtaining employee services, page F-8

33.

Please revise your disclosure to discuss how the expected volatility was determined for the options and warrants you valued using the Black-Scholes option-pricing valuation model. You appear to use the calculated value method because you state that you base it on a combination of the historical volatility of the comparable companies' stock over the contractual life of the options. Please disclose the reasons why it is not practicable for you to estimate the expected volatility of your share price, the appropriate industry sector index that you have selected, the reasons for selecting this particular index, and how you has calculated historical volatility using this index. Refer to FASB ASC 718-10-50-2(F)(2).

Response:

We have revised our disclosure to discuss how the expected volatility was determined for the options and warrants. We have amended our disclosure to disclose the reasons why it is not practicable to estimate the expected volatility of our share price, the appropriate industry sector index that we have selected, the reasons for selecting this index, and how we calculated historical volatility using this index.

Note 5 -Stockholders' Deficit

Stock options. page F-13

34.

Based on your disclosure it appears that the fair value of your common stock during each period presented was zero. Please revise your disclosure to clarify how you determined that the fair value of your common stock at each grant date. Also, disclose whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective. If the valuation specialist was a related party, please state that fact.

Response:

We have revised our disclosure accordingly.

Notes to Financial Statements (Unaudited)

Note 6 - Stockholders' Deficit

Warrants, page F-29

35.

Please revise your disclosure to include all of the significant terms of the warrants issued, such as anti-dilution provisions and registration rights.

Response:

Please note the disclosure has been revised to include all of the significant terms of the warrants issued, such as anti-dilution provisions and registration rights.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25 - General

36.

Please refer to the cautionary advice regarding disclosure about critical accounting policies contained in Release FR-60. It appears that some of your accounting policies or estimates, such as your accounting for warrants and stock options, are critical to understanding your financial statements. Revise your disclosure to provide the information that meets the guidance in Release FR-72.

Response:

Please note that we have revised our disclosure to provide the information that meets the guidance in Release FR-72.

Plan of Operations. page 25

37.

The discussion under this subheading appears to describe your present and anticipated business, but has not provided a plan for operations. In this regard, we also note your statements in the forepart of the prospectus concerning you lack of operations, revenues and employees. Please revise the discussion to provide a discussion of your plan of operations.

Response:

Please note the entire Plan of Operations discussion has been rewritten to address the concerns noted in this comment and additional comments 38-42 relating to this section.

38.

Please expand the discussion to explain what you mean by the phrase "have substantial findings-already proven." We may have additional comments.

Response:

Please note this phrasing has been removed from this section entirely.

39.

Please expand the discussion to explain what you mean by the statement "we will invest in these companies in exchange for shares and revenue sharing." In addition, in view of your current financial condition, please explain the source of funds necessary for the investments you describe. If acquisitions are currently unlikely or you have not actually taken any substantial steps to move the acquisition objective forward, please eliminate the related disclosure, including the first paragraph under "plan of operations" on page 25.

Response:

Please see our response to Comment 37.

40.

Please provide additional information concerning the specific nature of the proposed relationship with the clinic. In addition, please expand the discussion to explain what you mean by the phrase "assessment and treatment of developmental, behavioral and related disorders and dis-regulations that adversely impact the successful daily functioning in individuals...." If an actual relationship with the clinic is currently unlikely, or you have not actually taken any substantial steps to move the relationship objective forward, please eliminate the related disclosure.

Response:

Please see our response to Comment 37.

41.

Please expand the discussion to explain what you mean by the statement "the company is ready to expand its offerings with a particular emphasis on providing entrepreneurs with growth capital." We may have additional comments.

Response:

Please see our response to Comment 37.

42.

We note the statement that ''the company is seeking to raise approximately $3 million USD in order to finance its next phase of growth." Please expand the discussion to describe your next phase of growth and how you intend to "raise" the necessary funds. In addition, please explain specifically how you plan to expend any proceeds you may raise.

Response:

Please see our response to Comment 37.

Forward Looking Statements, page 27

43.

The first sentence of this section refers to ''the following Plan of Operations" and referred to statements regarding:

•

Projected sales and profitability;

•

Growth strategies;

•

Anticipated trends in our industry;

•

Future financing plans;

•

Anticipated needs for working capital;

•

Lack of operational experience; and

•

The benefits related to the ownership of our common stock.

However, no plan of operations follows this introductory language. Please revise or advise.

Response:

Please note this section has been placed before the revised Plan of Operations.

Directors, Executive Officers and Control Persons. page 27

44.

The last sentence of the first paragraph of this section refers to director nominees, however no director nominees are indicated. Please advise or revise.

Response:

Please note there are no director nominees, and as such, the last sentence has been revised; there are no family relationships among our directors, and executive officer.

45.

Please expand the discussion concerning Dr. Manolis and Messrs. Kandalepas and Papadopoulios to provide their principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In addition for each director or person nominated or chose to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant. See Item 401(e) of Regulation S-K.

Response:

We have expanded the discussion of our directors and officer to disclose the information requested above.

46.

We note the discussion of the consulting agreement in Note7 to the financial statements. Please file this agreement as an exhibit.

Response:

Please note the consulting agreement has been terminated, and the registration statement has been amended in the appropriate places to reflect the termination. Accordingly, no consulting agreement has been attached.

47.

The services to be provided to the company pursuant to the consulting agreement, including accounting, general bookkeeping, and the preparation of your business plan, appear to be significant to your proposed business. Please provide the information requested by Item 401 (c) of Regulation S-K.

Response:

As noted above in response to Comment 46, the consulting agreement has been terminated.

Summary Compensation Table, page 29

48.

Please revise the table to indicate the year for which the compensation information is provided.

Response:

Please note the table has been revised to properly indicate the year for which the information is being provided.

Stock Option Plans. page 30

49.

Please describe your stock option plan.

Response:

Please note the registration statement has been amended to include a description of the stock option plan.

Certain Relationships and Related Party Transactions and Director Independence, page 31

50.

Please identify your independent directors or, alternatively, state you currently have no independent directors serving on the board of directors.

Response:

Please note this section has been amended to state that the Company does not have any independent directors currently serving on the board of directors.

51.

Please identify your founder and the stockholder who made the advances, respectively.

Response:

Please note this section has been amended to disclose that advances were made by founder and officer, Andrew J. Kandalepas.

52.

Please identify the majority stockholder who controls the entity with which the company has a lease.

Response:

Please note this paragraph has been revised to identify Andrew J. Kandalepas as the majority shareholder who controls the entity with which the Company has a lease.

53.

Please file the lease agreement as an exhibit.

Response:

Please note the lease has been included as an exhibit.

Item 15. Recent Sales of Unregistered Securities

54.

As requested by Item 15 of Form S-I, please expand the discussion to provide the information requested by Items 701(b), (c), and (d) of Regulation S-K for each transaction.

Response:

Please note this section has been amended to include the information requested by Items 701(b), (c), and (d) of Regulation S-K for each transaction.

Exhibits -General

55.

Your exhibits should be individually tagged electronically. Currently, individual exhibits cannot be located in EDGAR or other electronic database. In connection with your next amendment to your registration statement, please prepare an exhibit list and electronically file and tag each exhibit.

Response:

Please note the Company has provided the exhibits in the proper format and manner.

Exhibit 5

56.

The legal opinion should be addressed to the company. Please revise.

Response:

Please note the legal opinion has been changed to be addressed to the Company.

Signatures

57.

Please revise the signature block section to track the language requested by Form S-I. See Part II, Signatures of form S-l.

Response:

Please note the signature block has been revised to track the language requested for Form S-1.

58.

The registration statement should also be signed by the registrant's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed.

Response:

Pleae note that Mr. Andrew Kanadalepas has been properly identified to be the Principal Accounting Officer of the Company.

59.

The registration statement is required to be signed by at least a majority of the board of directors. Please revise. See Instruction 1 to Signatures to Form S-1.

Response:

Please note the registration statement has been signed by all of the directors of the Company in accordance with Instruction 1 to the Signatures to Form S-1.

We hope that the information contained in this letter, together with the amended S-1, satisfactorily address the comments of the Staff. Feel free to contact the undersigned with any questions you may have by telephone at (817)-282-5885 or by fax at (817)-282-5886.

Sincerely,

The McGeary Law Firm, P.C.

/s/ Aaron D. McGeary

Aaron D. McGeary